FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2007

Goldcorp Inc.
(Translation of registrant’s name into English)

Suite 3400 - 666 Burrard Street
Vancouver, British Columbia V6C 2X8 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Corporate Secretary and Director, Regulatory Compliance

Date:   October 5, 2007

FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102
1.	Name and Address of Company

Goldcorp Inc. (“Goldcorp”) Park Place, Suite 3400, 666 Burrard Street Vancouver, British Columbia V6C 2X8

2.	Date of Material Change

September 25, 2007

3.	News Release

A news release with respect to the material change referred to in this report was issued through Marketwire on September 25, 2007 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Goldcorp announced that it has entered into a binding agreement with Kinross Gold Corporation (“Kinross”) to acquire Kinross’ 49% share of the Porcupine gold mine in northeastern Ontario and its 32% share of the Musselwhite gold mine in northwestern Ontario. In exchange, Kinross will receive Goldcorp’s 50% stake in the La Coipa silver-gold mine in Chile and US$200 million in cash. The transaction is expected to close within 60 days. The Boards of Directors of both Goldcorp and Kinross have approved the transaction, subject to customary closing conditions.

5.	Full Description of Material Change

Goldcorp announced that it has entered into a binding agreement with Kinross to acquire Kinross’ 49% share of the Porcupine gold mine in northeastern Ontario and its 32% share of the Musselwhite gold mine in northwestern Ontario. In exchange, Kinross will receive Goldcorp’s 50% stake in the La Coipa silver-gold mine in Chile and US$200 million in cash. The transaction is expected to close within 60 days. The Boards of Directors of both Goldcorp and Kinross have approved the transaction subject to customary closing conditions.

On May 12, 2006, Goldcorp acquired a 51% operating interest in Porcupine, a 68% operating interest in Musselwhite and a 50% operating interest in La Coipa. During the first six months of 2007, Porcupine produced 153,333 gold ounces at a total cash cost of US$436 per ounce, Musselwhite produced 109,853 gold ounces at a total cash cost of US$469 per ounce, and La Coipa produced 37,200 gold ounces and 9.9 million silver ounces at a total cash cost of negative US$2,526 per ounce. Cash costs are calculated on a by-product accounting basis.

At January 1, 2007, proven and probable gold reserves at Porcupine and Musselwhite were 3.49 million ounces and 1.78 million ounces, respectively. Porcupine is expected to produce in the range of 325,000 to 350,000 gold ounces annually at a total cash cost between US$380 and US$420 per ounce. Musselwhite is expected to produce in the range of 225,000 to 250,000 gold ounces annually also at a total cash cost between US$380 and US$420 per ounce.
Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business — Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2006, available on www.sedar.com, and Form 40-F for the year ended December 31, 2006 on file with the United States Securities and Exchange Commission in Washington, D.C. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
6.	Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Charles Jeannes, Executive Vice President, Corporate Development of Goldcorp at (604) 696-3000.

9.	Date of Report

October 5, 2007.